LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

May 4, 2017
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act of 1934
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Laredo Petroleum, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which was filed with the U.S. Securities and Exchange Commission on May 4, 2017. This disclosure can be found in Part II., Item 5.—Other Information of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,

Laredo Petroleum, Inc.

By:	/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
Senior Vice President & General Counsel